[Belk Letterhead]

February 7, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Mara L. Ransom, Assistant Director

Re:	Belk, Inc.

Form 10-K for Fiscal Year Ended January 29, 2011

Filed on April 12, 2011

Definitive Proxy Statement on Schedule 14A

Filed April 18, 2011

File No. 000-26207

Dear Ms. Ransom:

We are responding to the comments in the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated January 24, 2011. To assist in your review, we have included the Staff’s comments below prior to the responses.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 20

Elements of Compensation, page 23

Cash Incentive Awards, page 24

2011 to 2013 Stretch Incentive Plan, page 26

1.	Please provide us with your analysis for why you have not treated the 2011 to 2013 Stretch Incentive Plan as an equity incentive plan, as such term is defined in Item 402(a)(6)(iii) of Regulation S-K. Please include in your analysis applicable references to FASB ASC Topic 718.

Response to Comment 1:

As described on pages 26-27 of the proxy statement, the 2011 to 2013 Stretch Incentive Plan is designed to reward achievement of EBIT and sales performance objectives over the period that begins on the first day of the third quarter of fiscal year 2011 and ends on the last day of fiscal year 2013, measured against predetermined performance goals.

Securities and Exchange Commission

February 7, 2012

The SIP award is denominated in cash. The target award level was set based upon a target cash compensation level. If earned at the end of the performance period (the last day of fiscal year 2013), the value of the SIP award is determined in cash. After the last day of fiscal year 2013, and only at that time, the SIP award value earned is converted from cash into the equivalent value in shares of our class B common stock, based on our stock price at that time, and one-half of the number of shares of class B common stock earned are awarded to the participant. Similarly, after the last day of fiscal year 2014, the remaining one-half of the number of shares of class B common stock are awarded to the participant.

Pursuant to FASB ASC 718-10, the equity grant date will not occur until all of the following criteria are met: (1) The employer and an employee reach a mutual understanding of the key terms and conditions of a share-based payment award; (2) The employer becomes contingently obligated to issue equity instruments or transfer assets to an employee who renders the requisite service; (3) All appropriate approvals are obtained; and (4) The employee begins to benefit from, or be adversely affected by, subsequent changes in the price of the employer’s equity shares.

Due to the structure approved by our Compensation Committee for the SIP of denominating the target award in cash and determining the value of the award earned in cash, criterion (4) above has not been met, as the participants in the SIP are not yet benefiting from, or being adversely affected by, changes in the value of the class B common stock. Therefore, under FASB ASC Topic 718, no grant of equity has occurred. Upon the completion of the performance period after the end of fiscal year 2013, the number of shares of class B common stock will be determined and the participants will begin to benefit from or be adversely affected by subsequent changes in the price of the class B common stock. At that time, the final criterion will have been met, and the grant will occur.

Because the award was issued in exchange for services and ultimately will be settled by issuing our class B common stock, the award falls within the scope of FASB ASC Topic 718-10-15. The number of shares of class B common stock to be issued, however, is not known and will be based on the amount of monetary value actually earned, and then divided by the fair market value of the class B common stock on the date the shares are granted. The SIP award is classified as a share-based liability award in accordance with FASB ASC Topic 480-10-25-14, which states, in part: “A financial instrument that embodies an unconditional obligation…that the issuer must or may settle by issuing a variable number of its equity shares shall be classified as a liability…if, at inception, the monetary value of the obligation is based solely or predominantly on [v]ariations in something other than the fair value of an issuer’s equity shares.”

Considering the SIP award as a whole, and in light of the fact there was no grant date pursuant to FASB ASC 718-10 at the beginning of the performance period on first day of the third quarter of fiscal year 2011, the SIP award is initially treated under Item 402 as a non-equity incentive award. After the end of the performance period after fiscal year 2013, when the cash value is converted into shares of class B common stock and the stock is granted, the SIP award is treated as an equity award.

Securities and Exchange Commission

February 7, 2012

For these reasons, the Company presented the plan as a non-equity incentive plan award in the Grants of Plan Based Awards in Fiscal Year 2011 table that appears on page 35 of the proxy statement. The Company clearly disclosed the target, threshold and maximum amounts that can be earned under the SIP award.

At the time the SIP award is earned after the end of fiscal year 2013, and the number of shares of class B common stock is known, the Company will (1) include the grant date fair value of the shares of class B common stock for the SIP award in the Stock Awards column of the Summary Compensation Table, and (2) include the number of shares of class B common stock awarded under the plan in the All Other Stock Awards: Number of Shares of Stock or Units column of the Grants of Plan Based Awards table for the applicable fiscal year, and show the grant date fair value of the award.

CFO Incentive Plan, page 28

2.	Please tell us if the performance goal for each fiscal year for the five years covered by the CFO Incentive Plan was set at the beginning of each such fiscal year or if it was set when you implemented the plan in 2006.

Response to Comment 2:

In fiscal year 2007, the Company established a five-year performance-based incentive stock plan for Mr. Marley, the chief financial officer (the “CFO Incentive Plan”). The CFO Incentive Plan was approved by stockholders at the annual meeting held in May 2006. Under the CFO Incentive Plan, shares were awarded under the plan at the end of each fiscal year if an annual Company performance goal (earnings before interest and taxes, or EBIT) was met. As disclosed on page 29 of the proxy statement, the annual EBIT goal was set at the beginning of each of the five fiscal years of the plan. The plan also provided a “catch up” mechanism. Under the plan, if an annual EBIT goal was not met for a fiscal year but the cumulative EBIT for the five fiscal year period from 2007 through 2011 met or exceeded the sum of the five annual EBIT goals, then at the end of fiscal year 2011, Mr. Marley was eligible to earn the award for any fiscal year for which the annual goal was not met.

In our 2011 proxy statement, we disclosed that for the fiscal year ended January 29, 2011, the EBIT target was achieved, and the award was earned for the year. In addition, under the plan’s catch up mechanism, awards for fiscal years 2008 and 2009 were earned by Mr. Marley because the cumulative EBIT for the five fiscal year period from 2007 through 2011 exceeded the sum of the EBIT goals for those years. The stock award therefore vested as of the last day of fiscal year 2011. The number of shares acquired by Mr. Marley on vesting of the award and the value realized by Mr. Marley on vesting of the award was included in the Stock Vested in Fiscal Year 2011 table in a row identifying the CFO Incentive Plan. In addition, in our proxy statements for years 2007 through 2010, the CFO Incentive Plan award has been disclosed in the Outstanding Equity Awards at Fiscal Year-End table in a row identifying the CFO Incentive Plan.

Securities and Exchange Commission

February 7, 2012

Executive Compensation, page 33

Summary Compensation Table for Fiscal Year 2011, page 33

3.	Please disclose in footnote 3 to the summary compensation table the value of the stock awards under the LTI Plan assuming that the highest level of performance conditions will be achieved. See Instruction 3 to Item 402(c)(2)(v) and (vi) of Regulation S-K.

Response to Comment 3:

In future filings, we will disclose in a footnote to the summary compensation table the value of the stock awards granted under the LTI Plan assuming that the highest level of performance conditions will be achieved. We will include the following language in footnote 3 of the summary compensation table in future filings (with the values to be included in the future filing):

“In accordance with SEC rules, we also are required to disclose the grant date fair value for awards with performance conditions assuming maximum performance. The grant date fair value for the 2011 LTI Plan stock awards, assuming maximum performance, are as follows: Thomas M. Belk, Jr. — $[            ]; Brian T. Marley — $[            ]; John R. Belk — $[            ]; Kathryn Bufano — $[            ]; and Ralph A. Pitts — $[            ].”

  As referenced in the Staff’s letter, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned at (704) 426-8402 if you have any questions.

Very truly yours,
/s/ Ralph A. Pitts
Ralph A. Pitts
Executive Vice President, General Counsel and Secretary